UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

CLS Holdings USA, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)

12565J308
(CUSIP Number)

September 21, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-1(c)
( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________


  (1)         Names of reporting persons

              Tribeca Investment Partners Pty Ltd

  (2)         Check the appropriate box if a member of a group
              (see instructions)

              (a)  ( )        (b)  ( )

  (3)         SEC use only

  (4)         Citizenship or place of organization

              Australia

Number of shares beneficially owned by each reporting person with:

  (5)         Sole voting power

              13,174,402

  (6)         Shared voting power

  (7)         Sole dispositive power

              13,174,402

  (8)         Shared dispositive power

  (9)         Aggregate amount beneficially owned by each reporting person

              13,174,402

 (10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

              ( )

 (11)         Percent of class represented by amount in Row (9)

              18.17%

 (12)         Type of reporting person (see instructions)

              FI
________________________________________


Item 1(a) Name of issuer:
CLS Holdings USA, Inc.

Item 1(b) Address of issuer's principal executive offices:
11767 South Dixie Highway, Suite 115
Miami, Florida 33156

2(a) Name of person filing:
Tribeca Investment Partners Pty Ltd

2(b) Address or principal business office or, if none, residence:
Level 23, 1 O'Connell Street
Sydney NSW 2000
Australia

2(c) Citizenship:
Australia

2(d) Title of class of securities:
Common Stock

2(e) CUSIP No.:
12565J308

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      ( )    Broker or dealer registered under section 15 of the
                Act (15 U.S.C. 78o);

(b)      ( )    Bank as defined in section 3(a)(6) of the
                Act (15 U.S.C. 78c);

(c)      ( )    Insurance company as defined in section 3(a)(19) of the
                Act (15 U.S.C. 78c);

(d)      ( )    Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)      ( )     An investment adviser in accordance with
                240.13d-1(b)(1)(ii)(E);

(f)      ( )    An employee benefit plan or endowment fund in accordance
                with 240.13d-1(b)(1)(ii)(F);

(g)      ( )    A parent holding company or control person in accordance
                with 240.13d-1(b)(1)(ii)(G);

(h)      ( )    A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      ( )    A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

(j)      (x)    A non-U.S. institution in accordance with
                240.13d-1(b)(1)(ii)(J);

(k)      ( )    Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

________________________________________

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 13,174,402
(b) Percent of class: 18.17%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 13,174,402
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 13,174,402
(iv) Shared power to dispose or to direct the disposition of
________________________________________

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

Not Applicable

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 14, 2022           Signature:  Ken Liu

                                 Name:       Ken Liu
                                 Title:      Compliance Manager